UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011

Commission File Number: 001-34982

E-Commerce China Dangdang Inc.
4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-COMMERCE CHINA DANGDANG INC.
By	:	/s/ Conor Chia-hung Yang
Name	:	Conor Chia-hung Yang
Title	:	Chief Financial Officer
Date: June 29, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Dangdang’s formation of business units and management changes

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